[redacted]

08026307

SEC ... MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51848

Mail Processing Section
FEB 26 2008
Washington, DC 104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AJ Sloane & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Fifth Avenue, 18th floor
(No. and Street)

New York (City) — NY (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander J. Sloane — (212) 546-6291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit, LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd. (Address), Garden City (City), N.Y. (State) 11530 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander J. Sloane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.J. Sloane & Company LLC, as of February 21, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

LESLIE R. ALWADISH
Notary Public, State of New York
No. 31-4852847
Qualified in New York County
Commission Expires Feb. 10, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AJ SLOANE & COMPANY, LLC

Financial Statements

December 31, 2007

AJ SLOANE & COMPANY, LLC

Table of Contents

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
516.542.6300
Fax: 516.542.9021

NEW YORK CITY
805 Third Avenue
10th Floor
New York
New York 10022
212.792.6300
Fax: 212.792.6350

JANOVER RUBINROIT
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of
AJ Sloane & Company, LLC:

We have audited the accompanying statement of financial condition of AJ Sloane & Company, LLC as of December 31, 2007, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AJ Sloane & Company, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

February 20, 2008

AJ SLOANE & COMPANY, LLC

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	90,321
Accounts receivable		2,665
Investment in equities		14,847
Prepaid expenses and other current assets		6,402
	$	114,235
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$	20,224
Income taxes payable		3,760
		23,984
Commitments and contingencies		
Member's capital		90,251
	$	114,235

The accompanying notes are an integral part of the financial statements.

1. Business Organization

AJ Sloane & Company, LLC (the "Company") is a New York Limited Liability Company. The Company's Financial Industry Regulatory Authority. ("FINRA") application was granted on December 22, 2000. Effective January 11, 2001 the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of FINRA. The Company derives its income through fees for asset management and related services.

2. Significant Accounting Policies

Allowance for doubtful accounts - Bad debts are provided for under the allowance method based upon analyses of open accounts and their expected collectibility.

Fixed assets - Fixed assets are stated at cost and are depreciated using an accelerated method over their estimated useful lives. As of December 31, 2007, all assets are fully depreciated.

Revenue recognition - Fee income is recorded as earned when the Company reaches performance goals based on the underlying management agreements. The Company received a one-time special payment upon the formation of FINRA, which was a result of the consolidation of the National Association of Securities Dealers, Inc. and the New York Stock Exchange.

Income taxes - A provision has been made for unincorporated business taxes for applicable local taxes. The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return and will pay all Federal and applicable state taxes associated with the operation of the Company.

Cash and cash equivalents - The Company considers its investments in financial instruments, with maturities of less than 90 days when issued, to be cash equivalents.

Valuation of investments - Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market are stated at the last quoted bid price. The values assigned to these investments do not necessarily represent amounts which might ultimately be realized upon the sale or other disposition since such amounts depend on future circumstances and cannot reasonably be determined until the actual sale or liquidation actually occurs.

Unrealized gains and losses resulting from changes in such valuations are reflected in income.

2. Significant Accounting Policies *(continued)*

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2007, the Company had regulatory net capital of $77,948 which was $72,948 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .30:1.

4. Related Party Transactions

The Company shares office space with related parties, AJ Sloane Capital, LLC and AJ Sloane Partners, LLC, companies whose sole member is the sole member of the Company. The Company leases office space with these related parties on a month to month basis. Rent is currently being charged at $100 per month. Rent expense for the year ended December 31, 2007 was $1,200.

5. Investment in Equities

During 2006, the Company exercised the NASDAQ warrants they were holding and purchased 300 shares of NASDAQ stock at an exercise price of $16 per share. The investment is recorded at its current market value. As of December 31, 2007 the investment was $14,847.

6. Concentration of Risk

100% of the Company's fee income is secured through a fee-sharing arrangement with one independent asset management company.

7. Income Taxes

A reconciliation of income taxes provided at the statutory rate to the Company's effective rate is as follows:

Local tax at statutory rate	$	1,606
Permanent differences		2
Other		(898)
	$	710

8. Commitments and Contingencies

Litigation - The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.

END